UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 13, 2015, entitled "Recommendation from Statoil's nomination committee".

Recommendation from Statoil's nomination committee

The nomination committee in Statoil (OSE:STL, NYSE:STO) recommends that the company's corporate assembly elects Wenche Agerup as a new member of Statoil's board of directors.

The nomination committee in Statoil recommends that Wenche Agerup is elected as new member of the board. Catherine Hughes withdrew from the Statoil board with effect from 19 April 2015. The nomination committee’s search for a new, female board member as a replacement for Hughes is now finalised, and the nomination committee proposes that a supplementary election to the board is held in the corporate assembly meeting 20 August 2015.

Wenche Agerup was the Executive Vice President for Corporate Staffs and the General Counsel of Norsk Hydro ASA from 2010 to 31 December 2014. She has held various executive roles in Hydro since 1997, including within the company’s M&A-activities, the business area Alumina, Bauxite and Energy, as a plant manager at Hydro’s metal plant in Årdal and as a project director for a Joint Venture in Australia where Hydro cooperated with the Australian listed company UMC. Though her work in Hydro, Agerup has developed a significant business and strategic competence. Agerup is currently a board member in Oslo Børs Holding VPS ASA/Oslo Børs ASA (the Oslo Stock Exchange) and the seismic company TGS, and has competence and experience within corporate governance.

Wenche Agerup is a Norwegian citizen.

The election to Statoil's board of directors takes place in the company's corporate assembly meeting, Thursday 20 August 2015. It is proposed that the election enters into effect from 21 August 2015, until the ordinary election of shareholder-representatives to the board of directors in 2016.

Contacts:

  Olaug Svarva, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, +47 977 55 622.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 13, 2015	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer